

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2019

Edward Kaye
Chief Executive Officer
Stoke Therapeutics, Inc.
45 Wiggins Avenue
Bedford, MA 01730

> **Re: Stoke Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.8 and 10.9**
> **Filed May 23, 2019**
> **File No. 333-231700**

Dear Dr. Kaye:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance